Exhibit 99.2

Mailing Address: PO Box 9431 Stn Prov Govt Victoria BC V8W 9V3 www.corporateonline.gov.bc.ca	Location: 2nd Floor - 940 Blanshard Street Victoria BC 1 877 526-1526

Cover Sheet

I-80 GOLD CORP.

Confirmation of Service

Form Filed:	Incorporation Application
Date and Time of Filing:	November 10, 2020 11:37 AM Pacific Time
Incorporation Effective Date:	The incorporation is to take effect at the time that this application is filed with the Registrar.
Recognition Date and Time:	Incorporated November 10, 2020 11:37 AM Pacific Time
Name of Company:	I-80 GOLD CORP.
Incorporation Number:	BC1274043

This package contains: • Certified Copy of the Incorporation Application • Certified Copy of the Notice of Articles • Certificate of Incorporation

Check your documents carefully to ensure there are no errors or omissions. If errors or omissions are discovered, please contact the Corporate Registry for instructions on how to correct the errors or omissions.

The British Columbia Business Corporations Act requires all incorporated companies to file information such as annual reports, a change of address or a change of directors. For information regarding these filings, review the “Maintaining Your B.C. Company” document at www.bcreoistrvservices.00v. bc.ca/local/bcreg/documents/forms/reg36.pdf

For information regarding completion of forms, contact the Corporate Registry at 1 877 526-1526.

Mailing Address: PO Box 9431 Stn Prov Govt Victoria BC V8W 9V3 www.corporateonline.gov.bc.ca	Location: 2nd Floor - 940 Blanshard Street Victoria BC 1 877 526-1526

Incorporation Application FORM 1 BUSINESS CORPORATIONS ACT Section 10	CERTIFIED COPY Of a Document filed with the Province of British Columbia Registrar of Companies CAROL PREST

FILING DETAILS: Incorporation Application for. I-80 GOLD CORP. Incorporation Number: BC1274043
Filed Date and Time: November 10, 2020 11:37 AM Pacific Time
Recognition Date and Time:	Incorporated on November 10, 2020 11:37 AM Pacific Time

INCORPORATION APPLICATION
Name Reservation Number: NR1982437	Name Reserved: I-80 GOLD CORP.
INCORPORATION EFFECTIVE DATE: The incorporation is to take effect at the time that this application is filed with the Registrar.
INCORPORATOR INFORMATION Corporation or Firm Name: Premier Gold Mines Limited	Mailing Address: 1100 RUSSELL STREET, SUITE 200 THUNDER BAY ON P713 5N2 CANADA
COMPLETING PARTY Last Name, First Name, Middle Name: Chung, Sarah	Mailing Address: SUITE 2500 PARK PLACE 666 BURRARD STREET VANCOUVER BC V6C 2X8 CANADA

Completing Party Statement

I, Sarah Chung, the completing party, have examined the articles and the incorporation agreement applicable to the company that is to be incorporated by the filing of the Incorporation Application and confirm that:

a)	the Articles and the Incorporation Agreement both contain a signature line for each person identified as an incorporator in the Incorporation Application with the name of that person set out legibly under the signature lines,
b)	an original signature has been placed on each of those signature lines, and
c)	I have no reason to believe that the signature placed on a signature line is not the signature of the person whose name is set out under that signature line.
NOTICE OF ARTICLES
Name of Company: I-80 GOLD CORP.
REGISTERED OFFICE INFORMATION Mailing Address: SUITE 2500 PARK PLACE 666 BURRARD STREET VANCOUVER BC V6B 2X8 CANADA	Delivery Address: SUITE 2500 PARK PLACE 666 BURRARD STREET VANCOUVER BC V6B 2X8 CANADA
RECORDS OFFICE INFORMATION Mailing Address: SUITE 2500 PARK PLACE 666 BURRARD STREET VANCOUVER BC V6132X8 CANADA	Delivery Address: SUITE 2500 PARK PLACE 666 BURRARD STREET VANCOUVER BC V6132X8 CANADA
DIRECTOR INFORMATION Last Name, First Name, Middle Name: Downie, Ewan Mailing Address: 1100 RUSSELL STREET, SUITE 200 THUNDER BAY ON P7B 5N2 CANADA	Delivery Address: 1100 RUSSELL STREET, SUITE 200 THUNDER BAY ON P7B 5N2 CANADA
AUTHORIZED SHARE STRUCTURE
1. No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached

Mailing Address: PO Box 9431 Stn Prov Govt Victoria BC V8W 9V3 www.corporateonline.gov.bc.ca	Location: 2nd Floor - 940 Blanshard Street Victoria BC 1 877 526-1526

Notice of Articles BUSINESS CORPORATIONS ACT	CERTIFIED COPY Of a Document filed with the Province of British Columbia Registrar of Companies CAROL PREST

This Notice of Articles was issued by the Registrar on: November 10, 2020 11:37 AM Pacific Time
Incorporation Number: BC1274043
Recognition Date and Time:	Incorporated on November 10, 2020 11:37 AM Pacific Time

NOTICE OF ARTICLES
Name of Company: I-80 GOLD CORP.
REGISTERED OFFICE INFORMATION Mailing Address: SUITE 2500 PARK PLACE 666 BURRARD STREET VANCOUVER BC V6B 2X8 CANADA	Delivery Address: SUITE 2500 PARK PLACE 666 BURRARD STREET VANCOUVER BC V6B 2X8 CANADA
RECORDS OFFICE INFORMATION Mailing Address: SUITE 2500 PARK PLACE 666 BURRARD STREET VANCOUVER BC V6132X8 CANADA	Delivery Address: SUITE 2500 PARK PLACE 666 BURRARD STREET VANCOUVER BC V6132X8 CANADA
DIRECTOR INFORMATION Last Name, First Name, Middle Name: Downie, Ewan Mailing Address: 1100 RUSSELL STREET, SUITE 200 THUNDER BAY ON P7B 5N2 CANADA	Delivery Address: 1100 RUSSELL STREET, SUITE 200 THUNDER BAY ON P7B 5N2 CANADA
AUTHORIZED SHARE STRUCTURE
1. No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached

Number: BC1274043

CERTIFICATE
OF
INCORPORATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that I-80 GOLD CORP. was incorporated under the Business Corporations Act on November 10, 2020 at 11:37 AM Pacific Time.

Issued under my hand at Victoria, British Columbia On November 10, 2020 CAROL PREST Registrar of Companies Province of British Columbia Canada